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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Civitas BankGroup, Inc.

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

178871109

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 178871109			Page 2 of 5 Pages

1.	Name of Reporting Person: Joel Porter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,802,345

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 1,802,345

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,802,345

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.3%

12.	Type of Reporting Person: IN

13G

CUSIP NO. 178871109	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	Civitas BankGroup, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	4 Corporate Centre Franklin, TN 37067

Item 2(a).	Name of Person Filing:	See Item 1 of page 2

Item 2(b).	Address of Principal Business Office:	4 Corporate Centre 810 Crescent Centre Drive, Suite 320 Franklin, TN 37067

Item 2(c).	Organization/Citizenship:	See Item 4 of page 2

Item 2(d).	Title of Class Of Securities:	Common Stock, $.50 par value

Item 2(e).	CUSIP Number:	178871109

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
	of Common Stock		Sole	Shared	Sole	Shared
	Beneficially	Percent of	Voting	Voting	Power to	Power to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose

Joel Porter	1,802,345	10.3%	1,802,345 (2)		1,802,345 (2)

(1)	Based on 17,578,864 shares of Common Stock outstanding as of December 31, 2004, plus 3,850 shares of Common Stock subject to options held by reporting person, which are exercisable within 60 days of December 31, 2004.

(2)	Includes 3,850 shares which the reporting person had the right to acquire within 60 days of December 31, 2004 upon exercise of options. Includes 20,050 shares owned by reporting person’s wife as to which the reporting person disclaims beneficial ownership. Does not include shares held by reporting person’s children who are 18 years of age or older.

13G

CUSIP NO. 178871109	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

13G

CUSIP NO. 178871109	Page 5 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

Date

/s/ Joel Porter

(Signature)

Joel Porter

(Name/Title)